KLDiscovery Inc.

8201 Greensboro Dr.

Suite 300

Mclean, VA 22102

February 7, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo

Re:	KLDiscovery Inc.
Registration Statement on Form S-1
File No. 333-236253

Dear Ms. Woo:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of KLDiscovery Inc. so that it will become effective at 4:00 p.m., Eastern Time, on February 10, 2020, or as soon thereafter as practicable.

Please contact Rachel Sheridan or Shagufa Hossain of Latham & Watkins LLP, our counsel, at (202) 637-2139 or (202) 637-2323, respectively, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, KLDiscovery Inc.

By:	/s/ Dawn Wilson
Name: Dawn Wilson
Title: Chief Financial Officer

Cc:	Rachel Sheridan, Latham & Watkins LLP Shagufa Hossain, Latham & Watkins LLP